                       Robert J. Rapport
                                  Senior Vice President & Controller
                                  - Chief Accounting Officer

                                        Marsh & McLennan Companies, Inc.
                           1166 Avenue of the Americas
                           New York, NY 10036
                           201 345 5260  Fax 201 284 4809
                           robert.j.rapport@mmc.com
                           www.mmc.com

July 20, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:  Marsh & McLennan Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-05998

Dear Mr. Rosenberg:

This letter provides the responses of Marsh & McLennan Companies, Inc. to the comments in your July 6, 2010 letter to Brian Duperreault regarding MMC’s Form 10-K for the year ended December 31, 2009.  The Staff’s comment is included below in italics, followed by our response.

Item 7.  Management’s Discussion and Analysis

Management’s Discussion of Critical Accounting Policies

Retirement Benefits, page 46

1.
You disclose that based on your current assumptions, you expect pension expense in 2010 to increase approximately $110 million compared with 2009.  Additionally, your tabular disclosure within Note 8 includes significant changes to your net actuarial loss recorded in accumulated other comprehensive income for the years ended December 31, 2009 and 2008, some of which is offsetting.  Please revise your disclosure to address the underlying reasons including assumption changes for both your expectation regarding pension expense in 2010 and the changes in your net actuarial loss for each period presented.  In particular, address the changes in your net actuarial loss related to your liability experience for your Non-U.S. Pension Benefits.

Response to Comment 1

As shown in the table on page 47, changes in the discount rate can be a significant driver of changes in the net periodic pension cost (or benefit) recognized each year. Likewise, changes in the discount rate can also have a significant impact on the measurement of liabilities from year to year.  We have bifurcated our response to this comment to more

July 20, 2010
Attn:  Mr. Jim B. Rosenberg
Securities and Exchange Commission

clearly address the separate issues of the 2010 pension expense increase and the changes in net actuarial loss.

EXPECTED INCREASE IN PENSION EXPENSE

The anticipated $110 million increase in net periodic pension cost from 2009 to the amount expected in 2010 is primarily related to a reduction in the discount rate, and to a lesser extent, to a lower amount of amortization of prior service credits related to plan design changes implemented in 2002, and an increased amount of amortization of actuarial losses (other than the actuarial losses resulting from the lower discount rate).

The decrease in the discount rate impacts net periodic pension cost in several ways: 1) service costs are higher because the present value of future benefits earned in the current year is discounted using a lower interest rate, 2) interest costs are higher because a “relatively” consistent interest rate is applied to a higher measured pension obligation, and 3) the amortization of actuarial losses increases (because a lower discount rate results in an actuarial loss to reflect the higher measured pension obligation). As disclosed in Note 8, the discount rate used to measure benefit obligations at December 31, 2009 (which becomes the discount rate used to measure expense for the subsequent year) decreased 20 basis points for the U.S. plans and 50 basis points for the non-U.S. plans from 2008 to 2009.  This reduction results from changes in the market interest rates observed on the measurement date, and not from any significant change in the timing or amounts of estimated cash flows of the plans.

Since, for the most part, the assumptions that determine net periodic pension cost for the subsequent year are determined and utilized as of the measurement date (December 31, 2009 for the net periodic pension expense to be recorded in 2010), MMC believes the aggregate impact of assumption changes is provided in the disclosure of the anticipated $110 million year over year change in net periodic pension cost disclosed on page 46, and absent a re-measurement event, would not change significantly during 2010 due to additional changes in assumptions during 2010. Also, as a result of the information provided in the table on page 47, as well as the disclosure of the assumptions for each period included in Note 8, MMC believes its disclosure of the year over year impact on net periodic pension cost was adequate and appropriate disclosure of known changes in trends or assumptions. Nonetheless, in response to the Staff’s comment, in future filings (in particular in its annual reports beginning in 2010), MMC will provide additional disclosure of the primary drivers of changes in net periodic pension cost expected in future years to the extent they are significant. For example, in its 2010 annual report, MMC would disclose the following regarding the $110 million increase in net periodic pension cost in 2010. “Net periodic pension costs increased approximately $110 million in 2010, compared with 2009, primarily due a reduction in the discount rate assumption used to measure plan liabilities, and to a lesser extent from a lower amount of  amortization of prior service credits related to plan design changes implemented in 2002, and a higher amount of amortization of net

July 20, 2010
Attn:  Mr. Jim B. Rosenberg
Securities and Exchange Commission

actuarial losses. The reduction in the discount rate resulted primarily from lower market interest rates observed on the measurement date.”

CHANGES IN NET ACTUARIAL LOSSES

As with net periodic pension cost, the primary driver of changes in the net actuarial losses related to pension obligations is the change in the discount rate. For the non-U.S. plans, the “actuarial gain” in 2008 related to the pension obligation resulted from a year-over-year increase in the discount rate as of the measurement dates (from 5.7% at December 31, 2007 to 6.3% at December 31, 2008), which decreases the measured value of the pension liability. Likewise, the loss in 2009 resulted primarily from the year-over-year decrease in the discount rate, from 6.3% to 5.8%. In 2008, for both the U.S. and non-U.S. plans, the actuarial losses related to plan assets result primarily from investment losses incurred, compared with the assumed long term rate of return on plan assets. The losses were driven by the significant economic downturn in the global markets in that period. MMC believes the impact of these items is appropriately disclosed in the tables included in Note 8, in particular the “roll-forwards” of benefit obligations and plan assets.  Nevertheless, in response to the Staff’s comment, in MMC’s annual report for the year ending December 31, 2010, we will include disclosure of the significant impacts on actuarial gains or losses resulting from changes in assumptions or economic events.

Fair Value Determinations
Goodwill Impairment Testing, page 48

2.
You disclose that the excess of the estimated fair value of the Oliver Wyman reporting unit over its carrying value declined substantially compared with prior years’ valuations.  For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to each reporting unit;
•	Description of how the key assumptions in the impairment analysis were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•
Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.  Specifically, address the recent events that lead to the substantial change from prior years’ valuations of the Oliver Wyman reporting unit.

July 20, 2010
Attn:  Mr. Jim B. Rosenberg
Securities and Exchange Commission

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

Response to Comment 2

To determine the fair values of its reporting units, MMC primarily utilizes a market approach that is dependent upon assumptions and estimates about future performance and about future profitability and other financial ratios of its reporting units, as well as relevant financial data, recent transactions and market valuations of comparable public companies, as described on page 48 of its annual report. As such, the performance estimates of our reporting units reflect projections involving a relatively short term period. At June 30, 2009, the fair value of the Oliver Wyman reporting unit exceeded its carrying value by approximately 20%. MMC believes this level of excess fair value provided an adequate cushion against a goodwill impairment for this reporting unit. MMC also believes the decrease in the valuation of this unit was due to a significant downturn in business resulting from the global economic conditions, and that the valuation would likely improve as the business environment and global economic conditions improved. Prior to the 2009 test, the Oliver Wyman reporting unit had consistently “passed” the step one impairment test by a clearly substantial amount. However, given the decline in value compared with the prior year’s test, MMC believed it was appropriate to disclose the fact that the risk of failing a future goodwill impairment test had increased, even though MMC did not conclude the unit was “at risk” of failing. Based on its analysis, MMC believes it disclosed the appropriate level of information related to the goodwill associated with its Oliver Wyman reporting unit to reflect the facts and circumstances that existed at the time.

MMC will continue to consider whether a reporting unit is at risk of failing future goodwill impairment tests and in future filings will disclose, as appropriate, the percentage by which the fair value exceeded carrying value, key assumptions and their degree of uncertainty, and potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions. In response to the Staff’s comments, in MMC’s  Form 10-Q for the quarter ended June 30, 2010, we will add the following disclosure about the Oliver Wyman reporting unit: 1) The percentage by which fair value exceeded carrying value at the last goodwill impairment test, 2) the amount of goodwill allocated to the reporting unit, 3) qualitative comparisons of actual results achieved to assumed performance for the three quarters since the last goodwill impairment test was performed, and 4) a description of specific potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

July 20, 2010
Attn:  Mr. Jim B. Rosenberg
Securities and Exchange Commission

Item 8.  Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
3.  Other Comprehensive Income (Loss), page 63

3.	Please revise your disclosure to include the amount of tax allocated to your components of other comprehensive income (loss). Refer to ASC 740-10-50-10.

Response to Comment 3

Beginning with MMC’s Form 10-Q for the quarter ended June 30, 2010, we will disclose the amount of tax allocated to each applicable component of other comprehensive income (loss).

MMC also acknowledges that:

•	MMC is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K; and

•	MMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert J. Rapport

Senior Vice President & Controller
- Chief Accounting Officer